Exhibit 99.1

What’s Wrong With This Picture?

Part 4—About that dividend . . .

February 7, 2020

Fellow Shareholders,

In a recent letter to shareholders, John McCullough, First United’s Lead Director, highlighted the fact that the “team” at First United “has been responsible for . . . reinstituting our quarterly dividend.”[1]

What Mr. McCullough failed to mention, however, is that the First United “team” was also responsible for the actions that led to the suspension of First United’s dividend on November 15, 2010 due to regulatory action.[2]

Fact: First United Paid No Dividends on its Common Stock from November 2010 until May 2018

As a refresher, it is worth remembering that:

•	Immediately prior to the onset of the financial crisis, First United launched a particularly unfortunate strategy that included: (i) increasing leverage, (ii) investing in pooled trust preferred securities, (iii) investing in loan participations and (iv) increasing acquisition and development lending.[3]
•	The consequences of this unfortunate strategy were clearly seen by October 31, 2010, when First United reported the following results:[4]

Net Loss per Common Share	$(1.12)
Average Equity to Average Assets	5.72%

•	In its 10-Q for the quarter ended October 31, 2010, First United disclosed that it entered into “informal” agreements with regulators, pursuant to which First United would not pay any dividends without prior approval.[5]
•	On November 17, 2010, First United announced that regulators had “requested” that First United defer all dividends on the preferred stock issued to the U.S. Treasury under TARP, effectively mandating the cessation of First United’s common stock dividend.[6]
•	Many of the members of First United’s “team” that, according to Mr. McCullough, were responsible for reinstating the dividend, were also part of the “team” when regulators forced First United to suspend the dividend:

	November 15, 2010	January 20, 2020
Carissa Rodeheaver	Executive Vice President and Chief Financial Officer	Chairman and Chief Executive Officer
M. Kathryn Burkey, Robert Kurtz, John McCullough, Elaine McDonald, Gary R. Ruddell, I. Robert Rudy, H. Andrew Walls	Director	Director

Given the reasons why First United was forced to stop paying a dividend for seven and a half years, we believe that reinstating the dividend was long overdue and not something this “team” should brag about.

If you agree with us, please communicate your views to the Board of Directors by calling or mailing Tonya Sturm, Secretary and Chief Financial Officer.  First United has represented to shareholders in its proxy statement that Ms. Sturm “will deliver all shareholder communications directly to [the Board] for consideration.”

DRIVER HAS NOMINATED THREE HIGHLY-QUALIFIED, INDEPENDENT NOMINEES FOR ELECTION TO THE BOARD AT FIRST UNITED’S 2020 ANNUAL MEETING

Due to First United’s refusal to heed shareholders’ calls for a sale process, we were left with no choice but to nominate three highly-qualified, independent director candidates, Michael J. Driscoll, Ed.D, Ethan C. Elzen and Lisa Narrell-Mead, for election to the Board at the upcoming annual meeting.

Driver is committed to transparency and effective information sharing. We invite all shareholders to visit www.RenovateMyBank.com to learn more about our case for change and sign up for e-mail updates.

Sincerely,

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC

About Driver Management Company

Driver employs a valued-oriented, event-driven investment strategy that focuses exclusively on equities in the U.S. banking sector. The firm’s leadership has decades of experience advising and engaging with bank management teams and boards of directors on strategies for enhancing shareholder value. For information, visit www.drivermanagementcompany.com.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Driver Management Company LLC, together with the other participants named herein (collectively, “Driver”), intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2020 annual meeting of stockholders of First United Corporation, a Maryland corporation (the “Corporation”).

DRIVER STRONGLY ADVISES ALL STOCKHOLDERS OF THE CORPORATION TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

Participants in the Solicitation

The participants in the proxy solicitation are anticipated to be Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”), J. Abbott R. Cooper, Michael J. Driscoll, Ed.D, Lisa Narrell-Mead and Ethan C. Elzen.

As of the date hereof, the participants in the proxy solicitation beneficially own in the aggregate 365,212 shares of Common Stock, par value $0.01 per share, of the Corporation (the “Common Stock”). As of the date hereof, Driver Opportunity beneficially owns directly 360,637 shares of Common Stock. Driver Management, as the general partner of Driver Opportunity, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. Mr. Cooper, as the Managing Member of Driver Management, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. As of the date hereof, Dr. Driscoll directly beneficially owns 3,500 shares of Common Stock. As of the date hereof, Ms. Narrell-Mead directly beneficially owns 650 shares of Common Stock. As of the date hereof, Mr. Elzen directly beneficially owns 425 shares of Common Stock.

[1] https://www.sec.gov/Archives/edgar/data/763907/000110465920001175/tm201253d1_ex99-1.htm

[2] https://www.sec.gov/Archives/edgar/data/763907/000121390010004880/f8k111510_firstunited.htm

[3] First United provides a fairly detailed explanation of the rational for this strategy and its consequences in its 2009 and 2010 annual letter to shareholders (https://www.sec.gov/Archives/edgar/data/763907/000114420410016081/v178824_ex99-1.htm and https://www.sec.gov/Archives/edgar/vprr/1100/11006577.pdf), albeit with more than a reasonable amount of shifting blame for the massive losses sustained by First United to other parties, events and circumstances.

[4] As of or for the nine months ended September 30, 2010 https://www.sec.gov/Archives/edgar/data/763907/000121390010004490/f10q0910_firstunited.htm

[5] https://www.sec.gov/Archives/edgar/data/763907/000121390010004490/f10q0910_firstunited.htm

[6] https://www.sec.gov/Archives/edgar/data/763907/000121390010004880/f8k111510_firstunited.htm